UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*
X-RITE, INCORPORATED ___________________________________________ (Name of Issuer)
Common Stock __________________________________________ (Title Class of Securities)
983857103 __________________________________________ (CUSIP Number)
Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
203-629-6700
___________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2008 ___________________________________________ (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103	Page 2 of 5

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 2,730,877
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,730,877
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,730,877
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 9.24%
14	Type of Reporting Person: PN

CUSIP No. 983857103	Page 3 of 5

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 2,730,877
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,730,877
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,730,877
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 9.24%
14	Type of Reporting Person: CO

CUSIP No. 983857103	Page 4 of 5

1	Name of Reporting Person: Sagard Capital Partners Management Corporation I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES	7	Sole Voting Power: -0-
BENEFICIALLY OWNED	8	Shared Voting Power: 2,730,877
BY EACH REPORTING	9	Sole Dispositive Power: -0-
PERSON WITH	10	Shared Dispositive Power: 2,730,877
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,730,877
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 9.24%
14	Type of Reporting Person: IA; CO

This Amendment No. 6, filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corporation, a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 10, 2008, amended on April 4, 2008, amended on April 29, 2008, amended on May 8, 2008, amended on May 30, 2008 and further amended on August 21, 2008, relating to the Common Stock, par value $0.10 per share (the “Shares”), of X-RITE, INCORPORATED, a Michigan corporation (the “Issuer”).

Item 4.         Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On August 20, 2007, Sagard entered into an Investment Agreement (the “Investment Agreement”) with the Issuer providing for the purchase (the “Share Purchase”) by Sagard, on the terms and subject to the conditions of the Investment Agreement, of 9,076,667 newly issued shares of the Issuer’s Common Stock (“Shares”), for an aggregate cash purchase price of $27,230,001.  Upon the closing of the Share Purchase, and after the simultaneous closing of purchases of Shares by Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. pursuant to the Investment Agreement, and OEPX, LLC pursuant to a separate purchase agreement (collectively, the “Other Purchases”), the Reporting Persons would own approximately 15.4% of the outstanding Common Stock.  The Share Purchase is subject to, among other things, approval by the Issuer’s shareholders and the simultaneous closing of the Other Purchases.

In the Investment Agreement, the Issuer has agreed to cause one of the existing members of the Issuer’s board of directors to resign and to cause one person nominated by Sagard to be elected or appointed to the board of directors of the Issuer promptly following the closing of the Share Purchase.

All of the descriptions set forth herein, are qualified in their entirety by reference to the complete term of the Investment Agreement.  A copy of the Investment Agreement is filed herewith as Exhibit E and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

See Item 4 for a description of the Investment Agreement.  In connection with the Share Purchase, Sagard and the Issuer have agreed to enter into a Registration Rights Agreement at the closing of the Share Purchase.  A copy of the Investment Agreement is filed herewith as Exhibit E and is incorporated herein by reference.

Item 7.         Material to Be Filed as Exhibits.

Exhibit E
Investment Agreement between X-Rite, Incorporated, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund, L.L.C. and Sagard Capital Partners, L.P., dated August 20, 2008 (incorporated herein by reference to Exhibit 10.2 to X-Rite, Incorporated’s Current Report on Form 8-K, filed on August 25, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2008	SAGARD CAPITAL PARTNERS, L.P.
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORPORATION
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President